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                                                                       EXHIBIT 3

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                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of our report dated February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively, relating to the financial statements and financial statement schedule of The Thomson Corporation which appear in Exhibit 2 of this Form 40-F. We also consent to the use in this Annual Report on Form 40-F of our Comments by Auditors for United States of America Readers on Canada
- United States of America Reporting Differences dated February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively.

/S/PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

Toronto, Canada

February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively.